_______________________________________________________________

EXHIBIT 1A-1

BROKER-DEALER SERVICES AGREEMENT WITH

CUTTONE & CO., LLC

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1A-1

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Selling Agreement (this “Agreement”) is made and entered into as of June 10, 2019 by and between Cuttone & Co., LLC, with its principal place of business at 11 Wall St., New York, NY 10005 (“Cuttone”, “us, “our”, or “we”) and BrewDog USA, Inc. with its principal place of business at 96 Gender Road, Canal Winchester, OH 43110 (“Issuer” “you” or “your”) (Cuttone and Issuer being referred to individually as a “Party“ and collectively as “Parties“ herein).

RECITALS:

WHEREAS, Cuttone is a registered broker-dealer in good standing with NYSE/FINRA/SIPC providing administrative, compliance, and other services for market participants, including issuers conducting offerings of securities pursuant to federal and state laws and regulations, in compliance with SEC and FINRA rules, including, but not limited to, Regulation A (also known as “Regulation A+”).  Additionally, Cuttone has developed proprietary administrative and technology methods and tools, performed third-party technology integrations with trusted vendors, and developed operational and compliance business methods to provide administrative and technology related functions in connection with issuers raising capital (together with Section 3(a) below, the “Services”); and

WHEREAS, Issuer is undertaking a capital raising effort pursuant to federal and/or state laws, and in compliance with the rules and regulations of SEC, FINRA, and all other applicable agencies and regulatory bodies, hereby entitled the BrewDog USA, Inc. Regulation A+ Tier 2 Offering (“Offering”); and,

WHEREAS, Issuer wishes to engage Cuttone to perform the Services in connection with the Offering, but not for underwriting or placement agent services (except as noted below). as defined by any law, regulation, agency or regulatory body.

THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.The recitals set forth above are true and correct and incorporated herein as if set forth at length.

2. Engagement:

A.Issuer hereby engages and retains Cuttone to perform the Services on Issuer’s behalf and for investors who are represented by and at the discretion of the Issuer, who wish to invest in the Offering. Cuttone shall perform the Services during the Offering period until the earlier of the completion or cancellation of the Offering or the termination of this Agreement. Cuttone hereby accepts such retention.

B.Cuttone will serve as the broker-dealer of record for the Issuer referred investors participating in the Offering, being conducted directly by Issuer on a best efforts basis, and to render such Services consistent with the services it generally provides.

C.Issuer and/or Issuer’s agents agree to provide Cuttone with due diligence materials as it reasonably requests, and as more particularly described on Exhibit A attached hereto and made a part hereof. Cuttone’s provision of any Services under this Agreement is subject to the satisfactory completion of its due diligence.

D.Cuttone will not advise Issuer with the Offering, and will accept the Offering terms and structure as determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer and/or Issuer’s agents will provide Cuttone with the Offering materials and disclosures, including the investor subscription agreement and the Offering Circular or private placement memorandum, or similar documents. Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from Cuttone. Issuer unequivocally agrees that Cuttone does not, will not, and has not at any time provided any securities, securities offering, legal, tax or accounting advice to Issuer related to the Regulation A+ Offering, and that any communications related to the Offering and to Issuer’s business, in general, are deemed to be casual conversation, and Issuer represents that it will rely solely on the advice of its own securities, legal, tax, and financial professionals.

3. Services and Responsibilities:

A.Cuttone Responsibilities — Cuttone agrees to:

i.Accept investor data from the Issuer, generally via a reputable software system or technology provider, but also via other means as may be established by mutual agreement;

ii.Cuttone will process potential investors, including, but not limited to, running reasonable background checks for anti-money laundering and PATRIOT Act purposes (together, “AML”), as well as comply with Know Your Customer (“KYC”) rules;

iii.Review and process information from potential investors, including but not limited to running reasonable background checks for AML, IRS tax fraud identification and purposes, and to gather and review responses to customer identification information;

iv.Review the subscription agreement the potential investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether to accept the use of the subscription agreement for the potential investor’s participation;

v.Contact the Issuer and/or the Issuer's agents, if needed, to gather additional information or clarification from prospective investors;

vi.Warrant that we are properly licensed to conduct securities business in the state of the investor’s residence;

vii.Warrant that we are an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

viii.Warrant that our personnel who execute and process the transaction are appropriately licensed securities representatives and/or principals, as required by regulations for the business being conducted;

ix.Not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

x.Provide the Issuer with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions;

xi.Provide Issuer and/or the Issuer’s agents with prompt notice for investors and/or transactions we believe they should decline to accept based on our compliance process;

xii.File the necessary broker-dealer forms with FINRA as soon as reasonably practicable after the Issuer and/or Issuer’s agent file or submit documents related to the Offering to the SEC;

xiii.Maintain required files and records;

xiv.Not solicit or sell investors any other services or investment products related to this Offering;

xv.Not provide any investment advice nor any investment recommendations to any investor (declining to accept a transaction is not considered investment advice or a recommendation for purposes of this Agreement) related to this Offering, unless an additional contract for such services is entered into, and incorporated by reference into this Agreement;

xvi.Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement;

xvii.Transmit data to the Issuer's transfer agent in the form of book-entry data for maintaining the Issuer's responsibilities for managing investors and record keeping; and

B.Issuer Responsibilities — Issuer agrees to:

i.Refer investors, at its sole and arbitrary discretion, to Cuttone so that Cuttone may perform the Services as described herein on behalf of Issuer and its clients;

ii.Internally and operationally develop programs and policies to give effect to this objective;

iii.Educate and orientate all Issuer staff on the purposes and goals of this Agreement;

iv.Ensure investors understand they are making a “self-directed” decision, and provide Cuttone with all KYC and AML details and data that we reasonably request and require to meet our regulatory responsibilities and as needed pursuant to our operating policies and procedures;

v.Immediately, but not later than within one (1) business day, notify Cuttone with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

vi.Ensure non-accredited investors do not exceed their permitted limits when participating in the Offering;

vii.Ensure that you and your staff understand that you, as Issuer, will have a direct relationship with your investors;

viii.Where required by law, establish an escrow account with an unaffiliated bank who is retained to act as escrow agent and in compliance with all laws, rules, and regulations, and specifically SEC Rule 15c2-4, and to ensure that (a) the purchase price is promptly deposited into a separate bank account until the contingency has occurred, and (b) the funds are held by a bank under a written escrow agreement;

ix.If an escrow account is not required by law, establish a bank account acceptable to Cuttone that is retained to hold funds in compliance with all laws, rules, and regulations, and to ensure that (a) the purchase price is promptly deposited into a bank account and (b) the funds are held by the bank until release of said funds are approved by the Issuer after all compliance is completed by Cuttone for investors who have paid said funds;

x.Ensure that you file required forms or documents with the SEC, with state securities departments, and with other all other regulatory authorities as required for the Offering being conducted and the general business of Issuer and represents and understands that Cuttone does not file Blue Sky state notices, SEC registration documents or regulatory reports on behalf of Issuer other than as stated in our responsibilities in subpart 3(A) above;

xi.Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering;

xii.Include language in your investor subscription agreement that discloses Issuer is paying broker-related administrative and technology fees in connection to this Offering, some of which will be paid out of escrow against net funds due to the Issuer upon any closing;

xiii.Maintain and ensure that you and your agents or employees are properly registered and compliant with applicable state and federal law and agencies or regulatory bodies, and to obtain all authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental and regulatory bodies necessary to perform your obligations hereunder and to your investors specifically, and to your business generally.

xiv.Ensure the marketing and promotional activities you engage in, as related to the Offering, are fair and balanced and in compliance with all applicable laws, rules and regulations, including regulatory guidance and industry best practices.

xv.Comply with the requirements of all applicable laws, rules, and regulations when soliciting investors for the Offering.

xvi.Compensate any person for directly selling securities only if such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside.

C.The Issuer represents that it is familiar with and is not subject to any “bad actor” disqualification provisions contained in any applicable law, rule, or regulation that would disqualify the Offering from reliance on any law, rule, or regulation, and that it or any other relevant person (such as underwriters, placement agents, and the directors, officers and significant shareholders of the issuer) has not experienced a disqualifying event or other violations of any applicable law, rule, or regulation.  Specifically, Issuer is familiar with Rule 262 of Regulation A, and Issuer agrees it and all relevant persons has, does and will comply with such rule, and that it will promptly notify Cuttone in the event any disqualification or disclosure event occurs, is likely to occur, or comes to the Issuer’s or Issuer’s agent’s knowledge during the course of this Offering.

4.Compensation: For services provided under this Agreement, the terms and payments shall be as follows:

A.Facilitation Fees: Facilitation fees, as detailed in Exhibit B, which is incorporated herein, are those that are not conditional upon a specific amount being invested or raised, or the successful closing of the Offering or any other event and are payable to Cuttone regardless of result. All fees payable to Cuttone are facilitation fees and are payable to Cuttone regardless of result. Facilitation fees are charged to Issuer at the time the Services are requested (not completed or acted upon) and are nonrefundable.

B.Exceptions: Fees may be negotiated on a case-by-case basis with Cuttone principals and such agreements must be evidenced in writing. For these purposes, an email from Cuttone to Issuer will constitute sufficient evidence of an alteration to Exhibit B. Any negotiated alteration to the Exhibit B is considered to be a specific, one-time exception and shall not be interpreted to be, or constitute as, an amendment or general waiver of Exhibit B or other terms of this Agreement.

C.Expenses: Issuer shall reimburse Cuttone for any out-of-pocket expenses incurred by us in relation to the Services we provide under this Agreement. Any individual expense more than $500 shall require the prior written approval of Issuer, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to Cuttone at the time they are incurred. Under no circumstances will the total out-of-pocket expenses to be reimbursed by the Issuer exceed $10,000.00, not including the FINRA 5110 filing fee and non-refundable due diligence flat fee paid pursuant to Exhibit B, Paragraph 2.

D.Payment Terms: Cuttone will  be paid its facilitation fees by the Issuer via ACH-debit or such other method authorized by the Issuer. Cuttone shall maintain the blotters, books and records of business transacted and amounts due to Cuttone thereunder. The Parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

E.Syndication/Selling Partners: If Issuer, either directly or through Cuttone, enters into selling agreements with any other broker-dealer(s), then Cuttone may charge Issuer for fees due to other parties, so that Cuttone may remit applicable fees to those parties as needed. Issuer acknowledges and unequivocally agrees that Cuttone may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to Cuttone under this Agreement. In no event shall fee-sharing arrangements with syndication partners be interpreted to mean that Cuttone is underwriting or leading the Offering, as Cuttone does not provide these services under this Agreement. Rather, the fee sharing arrangement relates to Services for and administration of the Offering, and other bookkeeping and remittance services provided by Cuttone for Issuer’s convenience.

5. Non-Exclusivity, No Underwriting: Cuttone is not underwriting the Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

6.Limited License of Trademarks: During the term of this Agreement, Issuer generally has the option to use Cuttone’s name, logo and trademarks on its website and other marketing materials to disclose that Cuttone is acting as a registered broker-dealer, so long as the use of Cuttone’s name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by Cuttone, or that Issuer or its agents are authorized to act as an agent or a representative of Cuttone.

7.Independent Contractor: It is agreed that Cuttone and Issuer are independent contractors for the business and Services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Cuttone have anything other than an arm’s length and independent relationship. Both Cuttone and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

A.Either Party may terminate this Agreement without cause by giving ten (10) days written, email notice to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination;

B.Either Party may terminate their participation in this Agreement with cause by giving two (2) business days written, email notice to the other at any time setting forth the “for cause” basis for termination.  Unless such “for cause” basis is cured within five (5) days after notice, the termination shall then become in full force and effect;

C.In the event of any termination, unless such termination is for cause (including any regulatory actions or investigations, or complaints filed by investors or persons associated with the issuer or the Offering, collectively “for cause”) the Parties shall cease referring and processing investors;

D.Provided, however, that no termination of this Agreement shall deprive Cuttone of any fees to which it is entitled pursuant to this or any other operative agreement and, specifically, Cuttone shall remain entitled to any fees for any services rendered prior to, or for any fees accrued, but not yet paid, as of such termination.

9. Indemnification: Each Party (each, an “Indemnifying Party”) shall indemnify, hold harmless, and defend the other Party and such other Party’s officers, directors, employees and agents (each such person, an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, and expenses (including, without limitation, reasonable attorney’s fees, incurred by such Indemnified Party in connection with investigating or defending against such loss, claim, damage, liability or action) to which any Indemnified Party may become subject (a “Claim”), insofar as such Claim (or actions in respect thereof) arises out of a material breach of any of the covenants, agreements, representations or warranties of the Indemnifying Party contained in this Agreement or the Indemnifying Party’s actions or obligations.  As a condition to being indemnified under this Agreement, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the Claim; (ii) allow the Indemnifying Party control of the defense and settlement of a Claim; and (iii) provide assistance, at the Indemnifying Party’s expense, in defending or settling the Claim.

10. Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, nonpublic information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Cuttone to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11. Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to Keith Bliss, Senior Vice President Head of Investment Banking, Cuttone & Co., LLC, at kbliss@cuttone.com and to Issuer via Allison Green at ally@brewdog.com.

12. Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), with venue in New York, New York. Each of the Parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all Parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing Party shall be entitled to recover damages plus reasonable attorney’s fees.

13.Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and Cuttone regarding the subject matter hereof. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement may be amended only by a writing signed by both Parties and may not be assigned without the written consent of the other Party.

14.Taxpayer Identfication: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name: Cuttone & Co., LLC

Contact:Keith Bliss

Address:11 Wall St.

New York, NY 10005

Tax ID Number (EIN):81-4061170

[X]We are exempt from backup withholding.

Under penalties of perjury, Cuttone hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.Counterparts: This Agreement may be executed in any number of counterparts and will be binding when it has been executed and delivered by the last signatory hereto to execute a counterpart.  A facsimile or electronic transmission of a signature shall be deemed to constitute an original signature for purposes of this Agreement.  Issuer and Cuttone hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if signed in writing.

16.Acknowledgment: The wording of this Agreement was reviewed and accepted by each Party and their legal counsel prior to execution.  It shall be deemed that this Agreement was drafted equally by the Parties, and neither Party shall be entitled to have any wording of this Agreement construed for or against the other Party in the event of any dispute arising in connection with this Agreement.  Further, the undersigned warrant and represent that in executing this Agreement, they have full authority to execute the Agreement and bind themselves and others hereto.  The Parties further represent that they have been independently represented by counsel of their own choice and that each Party has made a full investigation in the facts surrounding the Agreement and that each enters into this Agreement based upon that investigation and upon the advice of their respective counsel.

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The parties have entered into this Agreement as of the day and date set forth above.

BREWDOG USA, INC.	Cuttone & Co., LLC
By: [signature]	By: [signature]
Name: Allison Green	Name: R. Keith Bliss
Email: ally@brewdog.com	Email: kbliss@cuttone.com
Title: CEO	Title: SVP, Head of Investment Banking
Date: June 17, 2019	Date: June 18, 2019

10

EXHIBIT A

Due Diligence Materials

1.Bad Actor (230.262 Disqualification provisions) checks for all natural persons or entities;

2.Filings made by the Issuer and/or Issuer’s agent to the SEC or state regulatory authorities related to this Offering;

3.All other due diligence materials to be requested by Cuttone or any third party affiliate of Cuttone related to due diligence.

EXHIBIT B

FACILITATION FEE SCHEDULE

1.Fee structure for capital raised:

a.Five percent (5.00%) of capital raised up to the first $10 million raised;

b.for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%;

c.for all capital raised between $15,000,001 and $20,000,000, a fee of 6.0%;

d.for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%;

e. for all capital raised between $25,000,001 and $30,000,000, a fee of 7.0%;

f. for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%;

g. for all capital raised between $35,000,001 and $39,000,000, a fee of 8.0%.

2.FINRA 5110 filing fee, $39 million X 0.015% + $500 = $6,350.00, and a non-refundable due diligence flat fee of $6,500.00 due and payable upon the signing of this agreement.

3. If FundAmerica/Prime Trust (“FA/PT”) is used in the offering, subject to change if FA/PT has changed their fee structure when they are contracted to provide services to issuer:

a.Technology fees: $500 one-time FA/PT technology set-up fee, $500 per month per web site FA/PT Invest-Now button and API integrations, includes Plug’n Play transaction engine, eSignature system, NACHA debit authorization, dashboard tools & reports, syndication tools, automated email notification system;

b.FA/PT $25 per batch Accounting Batch Fee (one-time fee per distribution batch);

c.FA/PT AML fees of $2 per US individual, $5 per US entity or CA/UK Individual, $60 per non-US/UK individual, $75 per non-US entity;

d.FA/PT escrow fees: $500 one-time escrow account set-up fee, $25 per month account fee;

e.FA/PT transaction fees: ACH/BAC fees of $1 per transaction processing fee, $5.00 per ACH exception fee, $15 per US wire, $35 per non-US wire, $10 per US check, $2.50 per transaction accounting fee;

f.FA/PT Issuer Reconciliation & Cash Management fees: On all funds raised on a monthly basis, a fee of 50bps on all funds raised during that month (not cumulative funds) and capped at $4,000 per month;

g.Issuer Bad Actor checks: $45 per US control person (or US entity), $100 per non-US control person, $160 per non-US control person (entity);

h.In addition, if credit or debit cards are accepted, the merchant services provider will charge approximately 4 - 4.5% per transaction processing fee US credit cards, 5% per transaction processing fee non-US credit cards.

4. If companies other FA/PT are used in the offering to provide similar services to those offered by FA/PT, those additional companies’ fee schedules will replace those set out in 3(a)-(h) above.

ADDENDUM

This Addendum (“Addendum”) to the Broker-Dealer Selling Agreement (“Agreement”) is made and entered into as of October 25, 2019 by and between Cuttone & Co., LLC, with its principal place of business at 11 Wall St., New York, NY 10005 (“Cuttone”), IQ Capital (US) LLC 708 3rd Avenue, 6th Floor, New York, NY 10017 (“IQ”) and BrewDog USA, Inc. (“Issuer”) with its principal place of business at 96 Gender Road, Canal Winchester, OH 43110 (Cuttone, IQ and Issuer each being referred to individually as a “Party“ and collectively or two or more as “Parties“ herein). For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all Parties, all Parties agree as follows:

1. Issuer has requested that Cuttone and IQ agree to assume co-managing broker-dealer responsibilities for the BrewDog USA, Inc. Regulation A+ Tier 2 Offering (“Offering”) referenced in the June 10, 2019 Agreement.

2. Cuttone and IQ have agreed to be equally and fully responsible, jointly and severally, to carry out all duties set out in the June 10, 2019 Agreement as though IQ had been a party to that June 10, 2019 Agreement, when it was executed.  IQ assumes equally and takes on full responsibility to carry out all duties set out in the June 10, 2019 Agreement as of the execution of this Addendum, as co-manager of the Offering along with Cuttone.

3. Cuttone, IQ and the Issuer all agree that the compensation set out in the June 10, 2019 Agreement shall not be altered by this Addendum, and that any provisions related to compensation or expenses shall remain in full force and effect with no change whatsoever.  Cuttone and IQ shall reach a mutually agreed upon method of dividing said compensation and expenses among and between the two entities, but in no case shall the amount or type of compensation or expenses due from Issuer change in any way from that set out in the June 10, 2019 Agreement.

The Parties have entered into this Addendum to the Agreement as of the date set forth above: